UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025

Commission File Number: 001-41752

Earlyworks Co., Ltd.

5-7-11, Ueno, Taito-ku

Tokyo, Japan 110-0005

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒        Form 40-F ☐

Earlyworks Regains Compliance with Nasdaq Equity Requirement

On November 11, 2025, Earlyworks Co., Ltd. (the “Company”) received a notification (the “Notification”) from The Nasdaq Stock Market LLC (“Nasdaq”) that the Company has regained compliance with Nasdaq Listing Rule 5550(b)(1), which requires issuers listed on The Nasdaq Capital Market to maintain stockholders’ equity of at least $2.5 million (the “Equity Requirement”). The Company is now in full compliance with all applicable criteria for continued listing on The Nasdaq Capital Market.

Pursuant to Nasdaq Listing Rule 5815(d)(4)(B), the Company will be subject to a Mandatory Panel Monitor until November 11, 2026. If, within that one-year monitoring period, the Nasdaq Listing Qualifications staff (the “Staff”) finds the Company again out of compliance with the Equity Requirement, notwithstanding Nasdaq Listing Rule 5810(c)(2), the Company would not be permitted to provide the Staff with a plan of compliance with respect to that deficiency and the Staff would not be permitted to grant additional time for the Company to regain compliance with respect to that deficiency, nor would the Company be afforded an applicable cure or compliance period pursuant to Nasdaq Listing Rule 5810(c)(3). Instead, the Staff would issue a Delist Determination Letter and the Company would have an opportunity to request a new hearing with the Nasdaq Hearings Panel.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Earlyworks Co., Ltd.

By:	/s/ Satoshi Kobayashi
Satoshi Kobayashi
Chief Executive Officer, Interim Chief Financial Officer and Representative Director (Principal Executive Officer)

Date: November 12, 2025

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